Exhibit 99.1

PAN AMERICAN SILVER AND ORKO SILVER ANNOUNCE
POSITIVE TEST RESULTS AT THE LA PRECIOSA PROJECT

Metallurgical Testing Yields 91% Average Silver Recovery

Vancouver, British Columbia – December 16, 2009 – Orko Silver Corp. (“Orko”) (TSX.V - OK) and Pan American Silver Corp (“Pan American”) (TSX – PAA, Nasdaq – PAAS) are pleased to announce that phase one metallurgical testing conducted on representative samples of the different veins at the La Preciosa joint venture project in Durango, Mexico have yielded excellent results.

Pan American has completed a first phase detailed metallurgical program, which included: work index tests, abrasion tests, mineralogical studies, gravity tests, floatation tests and cyanide leach tests.  The program was a follow-up to the preliminary testing conducted in 2008 by Orko (Orko’s news release April 17, 2008).  Additional flotation studies are still underway.

Simple cyanide leaching yielded average silver recoveries of 91%, although the use of selective oxidants could further enhance these results.  In addition, Pan American has been successful in reducing cyanide consumption to 1.6 kg/t, which is materially lower than the results from the metallurgical work previously completed by Orko.  Lastly, the current test work has shown that with the use of oxidants, the leach cycle times can be reduced to 48 hours with minimal impact on ultimate silver recovery.

Gary Cope, president of Orko Silver Corp. stated: “This is excellent news. Confirming the straightforward leaching characteristics of the ore while reducing both cyanide consumption and leach times are clear enhancements to the La Preciosa project.”

Also commenting on the metallurgical results, Geoff Burns President and CEO of Pan American Silver said: “These are very good results and better than we expected.  We are fully engaged in all aspects of the project and still expect to produce a full feasibility study for La Preciosa by the end of next year.”

In addition to continuing delineation and exploration drilling, as well as doing additional metallurgical testing, the project is being actively advanced on a number of other critical path items.  Hydrogeological services have been contracted to begin determining appropriate water sources and Pan American has been in active dialogues with the local communities and land owners in the project’s immediate vicinity who would be affected by La Preciosa’s development.

Technical information contained in this news release has been reviewed by Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P.Eng., VP Technical Services, who are Pan American’s Qualified Persons for the purposes of NI 43-101.  George Cavey, P. Geo. is Orko’s Qualified Person for the purposes of NI-43-101.

About Orko Silver Corp.

Orko Silver Corp. is developing one of the world’s largest primary silver deposits, La Preciosa, located near the city of Durango, in the State of Durango, Mexico.

About Pan American Silver Corp.

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company, and to achieve this by increasing its low cost silver production and its silver reserves.  The Company has eight silver mining operations in Mexico, Peru, Argentina and Bolivia.

Information Contacts

Pan American Silver Corp. Kettina Cordero Coordinator, Investor Relations (604) 684-1175 info@panamericansilver.com www.panamericansilver.com	Orko Silver Corp. Gary Cope President (604) 684-4691 info@orkosilver.com www.orkosilver.com

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE, THE WORDS “ANTICIPATE”, “BELIEVE”, “ESTIMATE”, “EXPECT”, “INTEND”, “TARGET”, “PLAN”, “FORECAST”, “STRATEGIES”, “GOALS”, “OBJECTIVES”, “BUDGET”, “MAY”, “SCHEDULE” AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS AS TO: PAN AMERICAN’S FUTURE EXPENDITURES AND ACTIVITIES FOR THE BENEFIT OF THE JOINT VENTURE, WHICH ARE CONDITIONAL TO PAN AMERICAN MAINTAINING ITS INTEREST IN THE JOINT VENTURE; LA PRECIOSA ACHIEVING FUTURE PRODUCTION; VALUE CREATION AND GROWTH FOR PAN AMERICAN’S AND ORKO’S SHAREHOLDERS; CONTINUITY OR EXPECTED IMPROVEMENTS IN METAL RECOVERIES, CYCLE TIMES, CYANIDE CONSUMPTION RATES OR OTHER METALLURGICAL RESULTS, OR THE APPLICABILITY OF  ANY SUCH RESULTS TO THE LA PRECIOSA PROJECT MORE BROADLY.

SUCH FORWARD-LOOKING STATEMENTS REFLECT THE CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN, ORKO  OR THEIR RESPECTIVE OPERATIONS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANIES HAVE MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS IN RELATION TO PAN AMERICAN INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOLES, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF PAN AMERICAN’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE PAN AMERICAN MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM PAN AMERICAN DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, PAN AMERICAN; PAN AMERICAN’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, PAN AMERICAN’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN PAN AMERICAN’S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH PAN

AMERICAN AND ORKO HAVE ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANIES DO NOT INTEND, AND DO NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.